SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: October 2, 2003	By:/s/ Nancy C. Gardner

23 September 2003.

Reuters To Move To Canary Wharf And Save £5 Million A Year In Property Costs

London — Global information company Reuters (LSE: RTR) today announced that, following a property review initiated under the Fast Forward transformation programme, the majority of the Group’s London staff is to move to one building in 2005, located at Canary Wharf in east London. The deal will see £32.3 million capital released from the sale of the Fleet Street headquarters and adjoining building and also reduce property costs by approximately £5 million per year.

Subject to formal contract, Reuters has agreed terms with Canary Wharf Group Plc for the entire building at 30, The South Colonnade, Canary Wharf. The building contains approximately 281,000 square ft. of space. Reuters will move in the spring of 2005. With the exception of two existing London technical centres and a small City office, all London staff will be accommodated in the new site. The small central City office will be maintained to hold some editorial and sales staff, with ‘hotdesk’ facilities for other staff that need to be in the City.

Reuters London staff is currently located in ten properties across the capital. The move will save both time and money for the Group by cutting down on travelling time between sites and duplication of facilities. The move will provide an improved working environment that enables better teamwork, communication and information sharing. Located with many of Reuters clients in the heart of the new financial district, the new site will fulfil objectives set out under the Fast Forward transformation programme, enabling the delivery of great service and bringing annual savings for the group of approximately £5 million per annum.

Tom Glocer, Reuters CEO, comments: “The proposed site at Canary Wharf represents an exciting move for Reuters, with our London staff all being housed under one roof for the first time. This follows a similar move in the US in 2001 to one key site in Times Square for our New York employees, which had a tremendously positive impact on both staff and clients that we want to replicate in London. In Fast Forward we set out our commitment to deliver great service and create a more efficient company, and by moving to Canary Wharf we can deliver on both those objectives.”

ENDS

Contact

Yasmeen Khan
Reuters Media Relations — UK
Tel: +44 20 7542 0496
Yasmeen.khan@reuters.com

Note to editors

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.